

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 3, 2011

Via E-Mail

Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People's Republic of China

      Re: **China Fire & Security Group, Inc.**
              Revised Preliminary Schedule 14A
              Filed August 1, 2011
              File No. 001-33588

              Amended Schedule 13E-3
              Filed August 1, 2011 by China Fire & Security Group, Inc., et. al.
              File No. 005-80997

Dear Ms. Ling:

      We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

Opinion of Barclays Capital, Financial Advisor to the Special Committee, page 36

1.   Please disclose the substance of your response to comment 6 in our July 26, 2011 letter.

Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger, page 47

Position of the Management Shareholders and Rollover Investors Regarding the Fairness of the Merger, page 50

2.   We reissue comment 10 from our July 26, 2011 letter. We note that the revision made in the Sponsors disclosure (page 49) do not include an explanation for the failure to consider book value or liquidation value in making a fairness determination. We also note that the majority of the revision describes actions taken by the special committee in reaching its fairness determination, not by the Sponsors, Parent and Merger Sub. We refer you to comment 17 in our July 5, 2011 letter for additional guidance. Finally, we are unable to find revised disclosure in the Management Shareholders and Rollover Investors disclosure

responsive to our comment, except for new clause (iii) in the first bullet point of this section (page 50).

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions